Form 12b-25
  [As last amended in Release No.34-31905, February 23, 1993, 58 F.R. 14628.]
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                 (Check One):
  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
      For Period Ended:   December 31, 1994
  [ ]Transition Report on Form 10-K
  [ ]Transition Report on Form 20-F
  [ ]Transition Report on Form 11-K
  [ ]Transition Report on Form 10-Q
  [ ]Transition Report on Form N-SAR
  For the Transition Period Ended:


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ...............................

  ..............................................................................



  Part I-Registrant Information



      Full Name of Registrant       HOMELAND HOLDING CORPORATION

      Former Name if Applicable

      Address of Principal Executive Officer (Street and Number)

                                    400 N. E. 36th Street

      City, State and Zip Code      Oklahoma City, Oklahoma 73105

 Part II-Rules 12b-25 (b) and (c)



  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III-Narrative



State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

  The Registrant does not have available all the information necessary to complete the Management's Discussion and Analysis section of the Form 10-K.


Part IV-Other Information



(1) Name and telephone number of person to contact in regard to this notification

      Mark S. Sellers         (405)       557-5861
      (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes          [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes          [ ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  It is estimated that the Registrant's net sales for fiscal 1994 will be 3.2% lower than fiscal 1993 due to increased competition in the Company's market area. It is estimated that the Registrant's operating loss for fiscal 1994 will be $20.4 million compared to an operating profit of $17.3 million in fiscal 1993. The primary reason for the loss is $24.4 million of expenses accrued in connection with the sale of the Registrant's warehouse and 29 stores to Associated Wholesale Grocers, Inc. which is planned to close in April 1995, and the planned closing of certain stores in 1995. It is estimated that the Registrant's net loss for fiscal 1994 will be $42.4 million compared to net income of $282,000 in fiscal 1993.


                         HOMELAND HOLDING CORPORATION

                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 3, 1995        By:  Mark S. Sellers
                            Mark S. Sellers, Executive Vice President/
                            Finance, Treasurer, C.F.O. and Secretary



















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